UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _______)*

Pineapple Express Cannabis Company

(Formerly Minaro Corp.)

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

60251H 102

(CUSIP Number)

Matthew Feinstein, 10351 Santa Monica Blvd., Suite 420 Los Angeles, California 90025, Tel. #888-245-5703

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60251H 102	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matthew Feinstein
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 15,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 15,000,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 60251H 102	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.001 par value per share (the “Common Stock”), of Pineapple Express Cannabis Company (the “Issuer”). The principal executive offices of the Issuer are located at 10351 Santa Monica Blvd., Suite #420, Los Angeles, California 90025.

Item 2. Identity and Background.

(a) This statement is being filed by Matthew Feinstein (the “Reporting Person”).

(b) The principal business address of the Reporting Person is c/o Pineapple Express Cannabis Company, 10351 Santa Monica Blvd., Suite # 420, Los Angeles, California 90025.

(c) Mr. Feinstein’s present principal occupation is the CEO, President,Secretary and Chairman of the Board of the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source or Amount of Funds or Other Consideration.

The shares of Common Stock reported herein were acquired by the Reporting Person in connection with a Share Exchange Agreement (the “Exchange Agreement”), dated December 18, 2022, by and among the Issuer, Pineapple Consolidated Inc., a California corporation (“PCI”), and the stockholders of PCI (“PCI Stockholders”), as more fully described in Item 6 of this Schedule 13D. The Reporting Person acquired the shares in the Issuer in exchange for 47,000 shares of common stock he previously owned in PCI pursuant to the Exchange Agreement. No other consideration was provided for the subject shares.

Item 4. Purpose of Transaction.

The Reporting Person acquired the shares as part of the Exchange Agreement, with an intent to assume control of the company.

Item 5. Interest in Securities of the Issuer.

As of the date hereof, Mr. Feinstein has beneficial ownership interest of 15,000,000 shares of Common Stock (representing approximately 78.8% of the number of shares of Common Stock issued and outstanding). The percentages with respect to Mr. Feinstein’s beneficial ownership is based on 19,0340,550 shares of Common Stock issued and outstanding as of February 23, 2023.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As previously disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on January 19, 2023, on December 18, 2022, the Issuer entered into the Exchange Agreement with PCI and the PCI Stockholders. The contracts, arrangements, understandings, and relationship are described in and limited to the Exchange Agreement.

Item 7. Material to Be Filed as Exhibits.

Exhibit Index:

Share Exchange Agreement, dated as of December 18, 2022, among the Issuer, Pineapple Consolidated, Inc. and the stockholders of Pineapple Consolidated, Inc. (incorporated by reference from the Issuer’s Current Report on Form 8-K, filed with the SEC on January 19, 2023, Exhibit 2.1).

CUSIP No. 60251H 102	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Matthew Feinstein
Matthew Feinstein

Self
Title

March 1, 2023
Date